Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

07022014

RECEIVED
2007 MAR 22 P 12:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption File No.82 - 35005

19th March, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

Sub: Approval to the Scheme of Arrangement

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have sent a letter dated 19th March, 2007 to the Stock Exchanges in India, intimating that the Hon'ble High Court at Judicature at Bombay has sanctioned a Scheme of Arrangement by way of demerger of passive infrastructure division of Reliance Communications Limited and Reliance Telecom Limited with Reliance Telecom Infrastructure Limited, a subsidiary of the Company under section 391 to 394 of the Companies Act, 1956, along with Media Release.

We enclose herewith a copy of the aforesaid letter for your information and record.

Kindly take the same on your record.

Thanking You.

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

dlw 3/22

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

March 19, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Approval to the Scheme of Arrangement

We wish to inform you that the Hon'ble High Court of Judicature at Bombay has sanctioned the Scheme of Arrangement by way of Demerger of Passive Infrastructure Division of Reliance Communications Limited and Reliance Telecom Limited with Reliance Telecom Infrastructure Limited, a subsidiary of the Company, under Sections 391 to 394 of the Companies Act, 1956.

A copy of the Media Release issued in this regard is enclosed herewith.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

MEDIA RELEASE

DEMERGER OF PASSIVE INFRASTRUCTURE DIVISION RELIANCE COMMUNICATIONS AND RELIANCE TELECOM APPROVED BY THE BOMBAY HIGH COURT

Mumbai, March 19, 2007: The Hon'ble High Court of Judicature at Bombay approved the Scheme of Arrangement between Reliance Communications Limited (RCOM) and Reliance Telecom Limited (RTL) and Reliance Telecom Infrastructure Limited (RTIL) by way of demerger of the Passive Infrastructure inter alia consisting of the wireless towers (CDMA and GSM) and related infrastructure of RCOM and RTL to RTIL. RTIL is a subsidiary of RCOM.

The demerger of passive infrastructure would benefit the respective companies and the stakeholders on account of:

1. Reduced set-up and operating costs resulting in cost efficiency coupled with a greater financial flexibility;

2. Segregation of the business of providing telecommunication services and the business of providing the Passive Infrastructure facilities, thereby enabling the companies to concentrate on its core business activities;

3. Improved quality of services to its customers by establishing highest service standards through operational agreements; and

4. Promote high valued standalone business by conversion of cost-centric assets to revenue-centric ones by sharing of the Passive Infrastructure of the Resulting Company with other wireless service providers operating in the same field.

Background:

Reliance Communications Limited (RCOM) is part of the Reliance – Anil Dhirubhai Ambani Group. RCOM is India's largest integrated communications service provider in the private sector with over 32 million individual consumer, enterprise, and carrier customers.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

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Reliance Communications Limited Registered Office: H, Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400 710
Tel: 022-3038 6286, Fax: 022-3037 6622